Exhibit 99.1

Management’s Discussion and Analysis

(in United States Dollars, unless otherwise stated)

For the three and six months ended June 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	1
HIGHLIGHTS	2
OUTLOOK AND STRATEGY	3
SUMMARIZED FINANCIAL AND OPERATING RESULTS	4
YOUNG-DAVIDSON	8
EL CHANATE	10
EXPLORATION REVIEW	12
CONSOLIDATED EXPENSES	12
CONSOLIDATED INCOME TAX EXPENSE	13
FINANCIAL CONDITION	14
LIQUIDITY AND CAPITAL RESOURCES	15
CONTRACTUAL OBLIGATIONS	16
OUTSTANDING SHARE DATA	16
OFF-BALANCE SHEET ARRANGEMENTS	17
FINANCIAL INSTRUMENTS	17
TRANSACTIONS WITH RELATED PARTIES	17
NON-GAAP MEASURES	18
RISKS AND UNCERTAINTIES	21
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	21
CONTROLS AND PROCEDURES	22
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	23
CAUTIONARY NOTE TO U.S. INVESTORS	24
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	24

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 8, 2013, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (“the Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, unaudited condensed consolidated financial statements for the three and six months ended June 30, 2013, and notes thereto.The consolidated financial statements for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 24.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

Throughout this document, reference is made to results from both continuing and discontinued operations. Prior period results for properties that were sold during 2012 have been presented as discontinued operations. The Company’s operations have been classified between continuing and discontinued operations as follows:

-	Continuing operations: Young-Davidson mine, El Chanate mine, and Corporate and other. Corporate and other includes the Company’s corporate offices, the Kemess mine, and other exploration properties.

-

Discontinued operations: Ocampo mine and Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”), El Cubo mine and Guadalupe y Calvo exploration property (collectively, the “El Cubo mine”), and Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”).

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including its Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q2 2013, the price of gold averaged $1,415 per ounce, a 12% decrease from the London PM Fix average of $1,611 during the second quarter of 2012. During the quarter, daily London PM Fix prices ranged between $1,584 and $1,192 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 12.5 to 1.0 US dollar and 1.02 to 1.0 US dollar, respectively, in Q2 2013, compared to average rates of 13.5 to 1.0 US dollar and 1.0 to 1.0 US dollar, respectively, in Q2 2012.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 21.

1

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)

	Quarter Ended	Quarter Ended
	June 30	June 30	Change	Change
	2013	2012 (1)	(#)/($)	(%)
Gold ounces produced(2)	38,186	17,882	20,304	114%
Pre-production gold ounces produced(2)	9,817	11,950	(2,133)	-18%
Total gold ounces produced	48,003	29,832	18,171	61%
Revenue from mining operations	$57,660	$27,458	$30,202	110%
(Loss) / earnings from operations(3)	$(103,674)	$4,328	$(108,002)	-2495%
Net (loss) / earnings from continuing operations(3)	$(103,491)	$6,640	$(110,131)	-1659%
Net (loss) / earnings per share from continuing operations, basic(3)	$(0.42)	$0.03	$(0.45)	-1500%
Total cash	$209,705	$56,025	$153,680	274%
Operating cash flow(3)	$13,875	$(4,235)	$18,110	428%
Net free cash flow(3)(4)	$(46,399)	$(117,011)	$70,612	60%
Cash costs per gold ounce, before NRV adjustments(2)(3)(4)(5)(6)	$655	$457	$198	43%
All-in sustaining cash costs per gold ounce sold, before NRV adjustments(2)(3)(4)(6)	$1,189	$1,087	$102	9%

(1)	Operating data and financial information includes the results from continuing operations for the three and six months ended June 30, 2012.
(2)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs, prior to the declaration of commercial production.

Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces are credited against capitalized project costs.
(3)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

(4)	See the Non-GAAP Measures section on page 18.
(5)	Gold ounces used to calculate cash costs include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the three and six months ended June 30, 2013.
(6)

For further discussion on the net realizable value (“NRV”) adjustment recognized on ore in process heap leach inventory at the El Chanate mine and low grade long-term stockpile inventory at the Young-Davidson mine during the quarter, refer to pages 9 and 11, respectively.

RECENT DEVELOPMENTS

−

On July 3, 2013, the Company announced the declaration of a dividend of $0.04 per share, which was paid on July 29, 2013 to shareholders of record at the close of business on July 15, 2013. The Company announced its inaugural dividend policy on February 21, 2013 whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

−

On June 27, 2013, the Company announced the appointment of Mr. Alan Edwards as non-executive Chairman of the Board effective July 1, 2013. Mr. Edwards was appointed as an independent director on May 13, 2010 and has served as Chair of the Sustainability Committee.

−

On June 11, 2013, the Company announced a dividend reinvestment plan, which has commenced with the July 2013 dividend. Common shares issued under this plan will be issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%.

2

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

The Company’s primary focus for 2013 is completing the construction of the mid-shaft crushing and hoisting system and advancing underground development at Young-Davidson. The Company anticipates production to increase throughout the year, primarily driven by the Young-Davidson mine, following the commissioning of the mid-shaft crushing and hoisting system during September.

Production from the El Chanate mine is expected to remain relatively consistent throughout the year. The Company is currently exploring extensions to both the northwest and southeast of the main pit with a goal to increase resources and potentially extend the life of the mine.

The Company is pursuing a three-part strategy for the Kemess Underground Project: (1) commence permitting activities, (2) exploration of a previously identified target known as Kemess East, and (3) feasibility study optimization. The Company is working on the implementation of an Interim Measures Agreement (“IMA”) signed on June 22, 2012 and permitting strategy with key stakeholders. The IMA addresses project permitting, environmental studies, and other areas typical of agreements with First Nations. For further information on the Kemess Underground Project and other growth projects refer to page 12.

The Company expects capital expenditures to exceed operating cash flows in 2013 due to pre-production development expenditures relating to the Young-Davidson underground mine, as well as capital expenditures on the paste backfill plant at Young-Davidson. The Company intends to fund this forecasted shortfall using cash on hand and, if necessary, the current capacity available under its credit facility. Net free cash flow will vary depending on the price of gold, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year.

During the second quarter, the price of gold decreased significantly from an average of $1,630 per ounce during Q1 2013 to an average of $1,415 per ounce during Q2 2013. While this decrease impacts company-wide revenues, the Company’s growing production profile and reduced capital requirements in future years are anticipated to allow the Company to generate positive net free cash flows, even in lower gold price environments. The decline in the gold price experienced this quarter has not impacted the Company’s current operating and development plans, however, the Company is currently reviewing mine and capital plans to ensure they are optimized for any further decreases in the gold price.

On March 25, 2013, the Company provided 2013 guidance for the El Chanate and Young-Davidson mines. The press release is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

3

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Gold ounces produced(1)	38,186	17,882	76,627	36,975
Gold ounces sold(1)	41,540	16,504	80,873	35,165
Pre-production gold ounces produced(1)	9,817	11,950	17,546	11,950
Pre-production gold ounces sold(1)	9,428	5,209	18,068	5,209
Cash costs per gold ounce, before NRV adjustments(1)(2)(3)(4)	$655	$457	$645	$435
Cash costs per gold ounce(1)(2)(3)(4)	$848	$457	$747	$435
All-in sustaining costs per gold ounce sold, before NRV adjustments(1)(3)(4)	$1,189	$1,087	$1,141	$1,090
All-in sustaining costs per gold ounce sold(1)(3)(4)	$1,382	$1,087	$1,240	$1,090
Revenue from mining operations	$57,660	$27,458	$122,545	$60,731
Production costs(2)(5)	$39,055	$10,029	$66,930	$20,708
(Loss) / earnings from operations(2)	$(103,674)	$4,328	$(86,159)	$13,367
Net (loss) / earnings(2)	$(103,491)	$6,640	$(85,217)	$(6,958)
Net (loss) / earnings per share, basic(2)	$(0.42)	$0.03	$(0.34)	$(0.02)
Net (loss) / earnings per share, diluted(2)	$(0.42)	$(0.01)	$(0.34)	$(0.02)
Operating cash flow(2)	$13,875	$(4,235)	$26,974	$6,235
Net free cash flow(2)(3)	$(46,399)	$(117,011)	$(78,804)	$(219,294)
Discontinued operations - Ocampo mine, El Cubo mine, and Australian operations
Gold ounces produced	-	37,946	-	99,726
Silver ounces produced	-	1,091,092	-	2,203,476
Gold ounces sold	-	36,751	-	100,381
Silver ounces sold	-	909,960	-	2,001,844
Cash costs per gold ounce sold, before NRV adjustments(3)	$-	$410	$-	$509
Cash costs per gold ounce sold(3)	$-	$647	$-	$595
Revenue from mining operations	$-	$86,193	$-	$230,257
Production costs(5)	$-	$50,038	$-	$121,753
Earnings from operations	$-	$17,264	$-	$49,240
Net earnings	$-	$15,043	$-	$29,856
Net earnings per share, basic	$-	$0.05	$-	$0.10
Net earnings per share, diluted	$-	$0.05	$-	$0.10
Operating cash flow	$-	$16,767	$-	$70,191
Net free cash flow(3)	$-	$(22,175)	$-	$(20,329)

4

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

	Quarter Ended		Quarter Ended	Six Months Ended		Six Months Ended
	June 30		June 30	June 30		June 30
	2013		2012	2013		2012
Total
Gold ounces produced(1)	38,186		55,828	76,627		136,701
Silver ounces produced	-		1,091,092	-		2,203,476
Gold ounces sold(1)	41,540		53,255	80,873		135,546
Silver ounces sold	-		909,960	-		2,001,844
Pre-production gold ounces produced(1)	9,817		11,950	17,546		11,950
Pre-production gold ounces sold(1)	9,428		5,209	18,068		5,209
Average realized gold price per ounce	$1,369		$1,616	$1,494		$1,667
Average realized silver price per ounce	$-		$29.07	$-		$31.22
Cash costs per gold ounce, before NRV adjustments(1)(2)(3)(4)	$655		$425	$645		$490
Cash costs per gold ounce(1)(2)(3)(4)	$848		$588	$747		$554
Revenue from mining operations	$57,660		$113,651	$122,545		$290,988
Production costs(2)(5)	$39,055		$60,067	$66,930		$142,461
(Loss) / earnings from operations(2)	$(103,674)		$21,592	$(86,159)		$62,607
Net (loss) / earnings(2)	$(103,491)		$21,683	$(85,217)		$22,898
Net (loss) / earnings per share, basic(2)	$(0.42)		$0.08	$(0.34)		$0.08
Net (loss) / earnings per share, diluted(2)	$(0.42)		$0.04	$(0.34)		$0.08
Operating cash flow(2)	$13,875		$12,532	$26,974		$76,426
Net free cash flow(2)(3)	$(46,399)		$(139,186)	$(78,804)		$(239,623)
Total cash	$209,705		$56,025	$209,705		$56,025
Cash dividends per share, declared	$0.04	$	Nil	$0.08	$	Nil

(1)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs, prior to the declaration of commercial production.

Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces are credited against capitalized project costs.
(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

(3)	See the Non-GAAP Measures section on page 18.
(4)	Gold ounces used to calculate cash costs include ounces sold at the El Chanate and ounces produced at the Young-Davidson mine for the three and six months ended June 30, 2013.
(5)	Production costs do not include amortization and depletion or refining costs.

5

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

During the second quarter of 2013, the Company sold 41,540 gold ounces at the El Chanate and Young-Davidson mines, a 152% increase over sales of 16,504 gold ounces in Q2 2012 when El Chanate was the only producing mine included in continuing operations. Revenues from continuing operations increased from $27.5 million in Q2 2012, to $57.7 million in the second quarter of 2013. This $30.2 million increase in revenue was largely due to the addition of ounces sold at Young-Davidson and an increase in ounces sold at El Chanate during the quarter, partially offset by lower realized gold prices. The Company also sold 9,428 underground pre-production ounces at Young-Davidson during the second quarter of 2013; however, the related revenue was credited against capitalized costs.

The Company recognized a loss from continuing operations of $103.7 million in the second quarter of 2013, compared to earnings from continuing operations of $4.3 million in the same period of 2012. During the quarter, primarily as a result of the impact of lower gold prices, the Company recorded an impairment charge against goodwill associated with the El Chanate mine of $80.0 million (further discussion is provided on page 11). Lower gold prices also resulted in the recognition of an impairment charge of $18.7 million on the retained interest royalty in the future life-of-mine free cash flows of the Australian Operations, which were disposed of in 2012 (further discussion is provided on page 12). In addition, the Company recognized net realizable value (“NRV”) adjustments on ore in process heap leach inventory at El Chanate and low grade long-term stockpile inventory at Young-Davidson of $7.1 million and $5.2 million, respectively (further discussion is provided on pages 9 and 11). Before these impairment charges and net realizable value adjustments, earnings from continuing operations were $7.3 million, a 70% increase over Q2 2012. This increase was due to the earnings contribution from the Young-Davidson mine, which achieved commercial production on September 1, 2012.

The Company reported a net loss from continuing operations of $103.5 million in the second quarter of 2013, compared to net earnings from continuing operations of $6.6 million in Q2 2012. The decrease in earnings was primarily as a result of the decrease in earnings from continuing operations discussed previously and a decrease in other income associated largely with a decline in mark-to-market gains on derivative instruments, offset by an increase in foreign exchange gains of $3.6 million.

In the second quarter of 2013, cash costs per gold ounce from continuing operations, excluding NRV adjustments, were $655, representing a 43% increase over Q2 2012 cash costs per gold ounce of $457. This quarter-over-quarter increase resulted from the addition of cash costs from the Young-Davidson mine, combined with higher cash costs at the El Chanate mine due to higher quantities of solution applied to the leach pad during the current period to target the acceleration of gold recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard. In Q2 2012, cash costs per gold ounce from continuing operations included cash costs from the El Chanate mine only.

In the second quarter of 2013, all-in sustaining costs per gold ounce from continuing operations, excluding NRV adjustments, were $1,189, representing a 9% increase over Q2 2012 all-in sustaining costs per gold ounce of $1,087. The increase is due to the addition of costs from the Young-Davidson mine and increased cash costs at the El Chanate mine, which were partially offset by lower general and administrative expense per ounce sold. Sustaining capital expenditures at El Chanate are consistent in Q2 2013 when compared to the same quarter in the prior year.

The Company reported operating cash flow from continuing operations of $13.9 million during the second quarter, an increase of $18.1 million over the operating cash flow used in continuing operations of $4.2 million in Q2 2012. This increase in operating cash flow arose primarily as a result of the $10.6 million operating cash flow contribution from the Young-Davidson mine during the quarter, in addition to lower corporate expenses. After deducting capital expenditures of $60.3 million, Company’s Q2 2013 net free cash flow from continuing operations was negative $46.4 million.

6

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SIX MONTH FINANCIAL RESULTS

During the first six months of 2013, the Company sold 80,873 gold ounces compared to sales of 35,165 gold ounces in the first six months of 2012 when El Chanate was the only producing mine included in continuing operations. Revenues from continuing operations during the first six months of 2013 increased to $122.5 million, as compared to revenues from continuing operations of $60.7 million in the same period in 2012. This $61.8 million increase in revenue was due to the addition of ounces sold at the at the Young-Davidson mine, and was partially offset by lower realized gold prices in 2013. The Company also sold 17,546 underground pre-production ounces at Young-Davidson during the first six months of 2013; however, the related revenues have been credited against capitalized costs.

The Company recognized a loss from continuing operations of $86.2 million in the first six months of 2013, compared to earnings from continuing operations of $13.4 million in the first six months of 2012. During the second quarter, the Company recorded total impairment charges of $98.7 million, as discussed previously. In addition, the Company recognized NRV adjustments on inventories totalling $12.3 million. Before these impairment charges and net realizable value adjustments, earnings from continuing operations were $24.8 million, a 85% increase over 2012. This increase was due to earnings from operations at Young-Davidson, which achieved commercial production on September 1, 2012.

The Company reported a net loss from continuing operations of $85.2 million year-to-date in 2013, compared to a net loss from continuing operations of $7.0 million in the first six months of 2012. The decrease in earnings was primarily as a result of the decrease in earnings from continuing operations discussed above and a $4.9 million increase in income tax expense, which were partially offset by a $13.1 million increase in other income associated largely with an increase in mark-to-market gains on derivative instruments and an increase in foreign exchange gains of $13.7 million.

During the first six months of 2013, consolidated cash costs per gold ounce from continuing operations, excluding NRV adjustments were $645, representing a 48% increase over 2012 cash costs per gold ounce of $435. This year-over-year increase resulted from the addition of cash costs from the Young-Davidson mine, combined with higher cash costs at the El Chanate mine, consistent with the results for the second quarter of 2013. In the first six months of 2012, cash costs per gold ounce from continuing operations included cash costs from the El Chanate mine only.

During the first six months of 2013, all-in sustaining costs per gold ounce from continuing operations, excluding NRV adjustments, were $1,141, representing a 5% increase over year-to-date 2012 all-in sustaining costs per gold ounce of $1,090. The increase resulted from the addition of costs from the Young-Davidson mine and increased cash costs at the El Chanate mine, offset by lower general and administration expense per ounce sold, consistent with the results for the second quarter of 2013.

The Company reported operating cash flow from continuing operations of $27.0 million during the first six months of 2013, an increase of $20.8 million from the prior year-to-date result of $6.2 million. This increase in operating cash flow arose primarily as a result of additional operating cash flow contributed from the Young-Davidson mine, partially offset by lower operating cash flow at the El Chanate mine due to lower realized prices and higher cash costs per ounce. After deducting capital expenditures of $105.8 million, the Company’s 2013 net free cash flow from continuing operations was negative $78.8 million.

7

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s.

The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill. The Young-Davidson underground mine is currently in the pre-production period, and all related revenues generated from ounces sold are credited against capitalized development costs. During the fourth quarter of 2012, the Company commenced pre-production by trucking ore up the underground ramp. In order to reach the operating levels deemed feasible in the mine plan, the Company needs to commission the shaft and the mid-shaft crushing and hoisting system. The underground mine will remain in the pre-production period until the construction and commissioning of these facilities have occurred. The Company anticipates that these activities will be completed during September 2013.

In April 2013, the Company completed the raise-boring on the second leg of the production shaft, thereby providing vertical access to 1.8 million gold ounces, or approximately 8 years of production. Underground development at Young-Davidson continues to focus on the mid-shaft crushing and hoisting system, which will be the key catalyst in driving increased production levels and cost efficiencies.

During the quarter, the Company commenced structural and concrete works on the paste backfill plant. Structural works should be completed by August, followed by mechanical and electrical works during the remainder of the year. The Company expects commissioning of the paste backfill plant in Q4 2013.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Underground Operations
Tonnes of ore mined	146,588	-	248,296	-
Average grade of gold(1)	2.48	-	2.59	-
Metres developed	2,445	-	4,386	-
Open Pit Operations
Total tonnes mined	3,096,999	2,600,305	6,174,234	4,476,898
Tonnes of ore mined	732,965	869,345	1,747,055	1,520,115
Average grade of gold(1)	1.16	1.03	1.17	1.05
Tonnes stockpiled ahead of the mill	2,172,237	1,189,342	2,172,237	1,189,342
Average grade of gold(1)	0.83	1.02	0.83	1.02
Mill Operations
Tonnes of ore processed	638,538	394,929	1,220,447	394,929
Average grade of gold(1)	1.68	1.15	1.71	1.15
Average gold recovery rate	85%	83%	86%	83%
Gold ounces produced	19,435	-	39,987	-
Pre-production gold ounces produced(2)	9,817	11,950	17,546	11,950
Total gold ounces produced	29,252	11,950	57,533	11,950
Gold ounces sold	19,490	-	41,920	-
Pre-production gold ounces sold(2)	9,428	5,209	18,068	5,209
Total gold ounces sold	28,919	5,209	59,988	5,209

(1)	Grams per tonne.
(2)	Includes all underground ounces produced and sold, and all open pit ounces produced and sold in 2012 prior to the declaration of commercial production.

The Company mined 146,588 ore tonnes, or 1,611 tonnes per day (“TPD”), from the Young-Davidson underground mine during the quarter, at a grade of 2.48 gold grams per tonne. During the first six months of 2013, the Company mined 248,296 ore tonnes, or 1,372 tonnes per day, at a grade of 2.59 gold grams per tonne. Ore grades from the underground mine have been at or above expected grades for areas developed during the first half of the year. The year-to-date mining rate exceeded the 1,000 TPD forecasted by the Company. Mining rates will begin to increase in the third quarter of this year, once the mid-shaft crushing and hoisting system is commissioned. Subsequent to commissioning, once the underground mine is at design levels, underground mining rates will be significantly higher than those achieved in the first half of 2013.

During the quarter, the Company mined 3,096,999 tonnes, or 34,033 TPD, at the Young-Davidson open pit, including 732,965 ore tonnes at a grade of 1.16 gold grams per tonne. During the first six months of 2013, the Company mined 1,747,055 ore tonnes at a grade of 1.17 gold grams per tonne. Open pit ore grades in the second half of 2013 are anticipated to be consistent with the first half of the year. At the end of Q2 2013, the Company had a total of 2,172,237 tonnes of low grade ore stockpiled ahead of the mill, averaging 0.83 gold grams per tonne.

8

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, the Company processed 638,538 tonnes, or 7,017 TPD, at Young-Davidson, with gold grades averaging 1.68 grams per tonne. Grades processed were consistent with the first quarter, and will increase once the mid-shaft crushing and hoisting system is commissioned and underground mining rates increase. Metallurgical recoveries during the quarter averaged 85%, similar to the levels achieved during the first quarter of 2013. A number of process optimization initiatives are being implemented that target an increase in recoveries to 90% in future quarters. In July, metallurgical recoveries averaged 91%. During the first six months of 2013, the Company processed 1,220,447 tonnes, or 6,743 TPD, with gold grades averaging 1.71 grams per tonne.

Young-Davidson produced 29,252 gold ounces during the quarter, including 9,817 pre-production ounces related to underground operations, consistent with the first quarter of 2013. During the first six months of 2013, Young-Davidson produced 57,533 gold ounces, including 17,546 pre-production ounces related to underground operations. In Q2 2012, prior to the declaration of commercial production, the Company completed its first gold pour and produced 11,950 gold ounces.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Revenue from mining operations	$26,670	$-	$63,435	$-
Production costs	$17,496	$-	$34,176	$-
Refining costs	$22	$-	$69	$-
Amortization and depletion	$9,339	$-	$17,310	$-
(Loss) / earnings from operations	$(187)	$-	$11,880	$-
Cash flow from operations	$10,635	$-	$31,586	$-
Capital expenditures	$(48,398)	$(99,743)	$(82,755)	$(200,094)
Net free cash flow(1)	$(37,763)	$(99,743)	$(51,169)	$(200,094)
Cash costs per gold ounce, before NRV adjustments(1)	$716	$-	$705	$-
Cash costs per gold ounce(1)	$900	$-	$794	$-

(1)	See the Non-GAAP Measures section on page 18.

During the quarter, the Company recognized revenues of $26.7 million and a loss from operations of $0.2 million at Young-Davidson. Revenue has been recognized only on ounces sold that were attributable to open pit production, while revenue associated with underground pre-production has been credited against capitalized costs. Loss from operations included an NRV adjustment of $5.2 million, as discussed below, and $3.0 million of amortization and depletion relating to the acquisition date fair value adjustment on property, plant and equipment and mining interests. Year-to-date, Young-Davidson recognized $11.9 million in earnings from operations.

The Company recognized the NRV adjustment of $5.2 million on the 2,172,237 tonne low grade long-term stockpile inventory due to the significant decline in the price of gold in the period from March 31, 2013 to June 30, 2013. Of this amount, $3.6 million was recognized in production costs and $1.6 million was recognized in amortization and depletion. Continued declines in the gold price could result in NRV adjustments in future periods. Conversely, should metal prices appreciate, this adjustment could be reversed.

During the second quarter, capital expenditures at Young-Davidson of $48.4 million exceeded operating cash flow of $10.6 million, resulting in negative net free cash flow of $37.8 million. Capital expenditures in the second quarter included $34.5 million in site infrastructure, $18.7 million in underground development, $6.8 million in capitalized stripping activities and $1.4 million in exploration expenditures, which were partially offset by $13.0 million in revenue from the sale of pre-production underground ounces. During the first six months of 2013, capital expenditures at Young-Davidson of $82.8 million exceeded operating cash flow of $31.6 million, resulting in negative net free cash flow of $51.2 million.

During the quarter, cash costs per gold ounce at the Young-Davidson mine, which exclude the impact of the NRV adjustment, were $716. This result was in line with expectations as cash costs are anticipated to decline as production increases and grades improve subsequent to the commissioning of the mid-shaft crushing and hoisting system in the third quarter of 2013. During the first six months of 2013, cash costs per gold ounce at the Young-Davidson mine were $705.

YOUNG-DAVIDSON EXPLORATION

During the second quarter, the Company completed 5,515 metres of drilling at Young-Davidson. Two holes were completed in the YD West Shirriff area, where drilling in 2012 intersected anomalous gold in the same rock with similar alteration to that in the main zones at the Young-Davidson mine. Eight holes were drilled or are in progress targeting the Lower Boundary Zone for conversion of resources from inferred to measured and indicated.

9

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company also carried out 74 kilometres of induced polarization geophysics on the southern portion of the property. Mechanical trenching of the anomalies that are close to surface is currently underway.

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Open Pit Operations
Total tonnes mined	9,002,465	8,880,816	18,571,194	16,397,382
Tonnes of ore mined	2,309,037	2,556,911	4,631,498	4,677,806
Capitalized stripping tonnes(1)	4,341,039	4,460,300	8,814,306	8,053,379
Average grade of gold(2)	0.60	0.56	0.59	0.56
Tonnes stockpiled ahead of the heap leach pad	181,837	136,208	181,837	136,208
Average grade of gold(2)	0.62	0.70	0.62	0.70
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,729,881	1,827,295	3,393,459	3,568,705
Average grade of gold processed(2)	0.75	0.71	0.74	0.68
Low grade ore placed on the heap leach pad	587,582	1,064,453	1,207,383	1,830,377
Average grade of gold processed(2)	0.19	0.18	0.19	0.18
Total tonnes of ore processed	2,317,463	2,891,748	4,600,842	5,399,082
Average grade of gold processed(2)	0.61	0.51	0.59	0.51
Gold ounces produced	18,751	17,882	36,640	36,975
Gold ounces sold	22,050	16,504	38,953	35,165

(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

(2)	Grams per tonne.

During the quarter, the Company mined 9,002,465 tonnes at the El Chanate open pit, including 2,309,037 ore tonnes. Mining rates of 98,928 TPD were consistent with the average rate achieved during Q2 2012 of 97,591 TPD. During the first six months of 2013, the Company mined 18,571,194 tonnes, or 102,603 TPD, an increase of 14% over the prior year-to-date mining rates.

Capitalized stripping activities totaled 4,341,039 tonnes during the second quarter of 2013, compared to 4,460,300 tonnes during Q2 2012. All of the capitalized stripping tonnes during the second quarter were mined as part of the southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $7.1 million during the second quarter of 2013, compared to $6.2 million in Q2 2012.

The Company crushed and placed 1,729,881 tonnes of ore from the open pit on the heap leach pad in Q2 2013, at an average rate of 19,010 TPD, and an average grade of 0.75 gold grams per tonne. This represents a 5% decrease in crushing and stacking rates as compared to the average rate during Q2 2012 of 20,080 TPD. During the quarter, the Company also placed 587,582 tonnes, or 6,457 TPD, of low grade run-of-mine material on the heap leach pad. Total tonnes processed of 2,317,463 tonnes, or 25,467 TPD, represents a 20% decrease over stacking rates in the second quarter of 2012, primarily due to a decrease in run-of-mine material stacked. During the first six months of 2013, the Company crushed and placed 3,393,459 tonnes of ore, or 18,748 TPD, a decline of 4% over the prior year-to-date stacking rates.

Gold grades averaged 0.61 grams per tonne placed during the second quarter, an increase of 18% from the 0.51 grams per tonne placed in the second quarter of 2012. During the first six months of 2013, gold grades averaged 0.59 grams per tonne placed, an increase of 17% from the same period of the prior year. During both periods, the primary reason for the increase in grades was the decline in low grade run-of-mine material stacked in the current year as compared to the prior year.

During the quarter and year-to-date, the Company produced 18,751 and 36,640 gold ounces, respectively, consistent with the 17,882 and 36,975 gold ounces produced in the same periods of the prior year.

10

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Revenue from mining operations	$30,990	$27,458	$59,110	$60,731
Production costs(1)	$21,559	$10,029	$32,754	$20,708
Refining costs	$103	$132	$181	$216
Amortization and depletion	$5,033	$2,533	$8,446	$4,972
(Loss) / earnings from operations(1)	$(76,230)	$14,654	$(63,111)	$34,564
Cash flow from operations(1)	$6,927	$5,758	$12,847	$26,760
Capital expenditures(1)	$(11,627)	$(10,012)	$(22,061)	$(21,224)
Net free cash flow(1)(2)	$(4,700)	$(4,254)	$(9,214)	$5,536
Cash costs per gold ounce, before NRV adjustments(1)(2)	$602	$457	$585	$435
Cash costs per gold ounce(1)(2)	$802	$457	$698	$435

(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

(2)	See the Non-GAAP Measures section on page 18.

The Company recognized a loss from operations at El Chanate of $76.2 million during the second quarter of 2013, compared to earnings from operations of $14.7 million in Q2 2012. This decrease resulted from a goodwill impairment charge of $80.0 million, due to a downward revision of the Company’s gold price assumptions. In addition, production costs and amortization and depletion expense increased over the prior year due to increases in processing costs, the impact of a new accounting standard, and an NRV adjustment of $7.1 million. Year-to-date, El Chanate recognized a $63.1 million loss from operations, compared to earnings from operations of $34.6 million in the prior year.

During the quarter, the Company recognized a non-cash NRV adjustment of $7.1 million on ore in process heap leach inventory at El Chanate due to the significant decline in the price of gold in the period from March 31, 2013 to June 30, 2013. This adjustment was required for the portion of the heap leach pad where the lower grade run-of-mine material is stacked. Of the total NRV adjustment, $6.5 million was recognized in production costs and $0.6 million was recognized in amortization and depletion. Continued declines in the gold price could result in NRV adjustments in future periods. Conversely, should metal prices appreciate, a portion of this adjustment could be reversed.

El Chanate generated $6.9 million in operating cash flow during the quarter, an increase of $1.2 million from Q2 2012 operating cash flow of $5.8 million, primarily due an increase in ounces sold, partially offset by lower realized gold prices and higher production costs, before NRV adjustments. Capital expenditures of $11.6 million exceeded operating cash flows in the second quarter of 2013, resulting in negative net free cash flow of $4.7 million, a decrease of $0.4 million from negative net free cash flow of $4.3 million in Q2 2012. Q2 2013 capital expenditures at El Chanate included $7.1 million in capitalized stripping activities, $3.8 million in other sustaining capital and optimization initiatives, and $0.7 million in exploration expenditures. During the first six months of 2013, capital expenditures at El Chanate of $22.1 million exceeded operating cash flow of $12.8 million, resulting in negative net free cash flow of $9.2 million. Net free cash flow declined on a year-to-date basis primarily due to the difference in operating cash flow, which was due in large part to the timing of cash receipts. In the first half of 2012, the Company collected a $5.1 million outstanding receivable for gold sales made at the end of December 2011, whereas in the first half of 2013, the Company had a $6.0 million increase in uncollected commodity taxes, a portion of which is expected to be collected in Q3 2013.

During the quarter, cash costs per gold ounce at the El Chanate mine, which exclude the impact of the NRV adjustment, were $602, an increase of 32% over cash costs per gold ounce of $457 in Q2 2012. Year-to-date, cash costs per gold ounce were $585, an increase of 34% over the same period of the prior year. These increases are due to higher quantities of solution applied to the leach pad during the current year to target the acceleration of gold recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard.

EL CHANATE EXPLORATION

During the second quarter, the Company completed 8,421 metres of drilling at El Chanate. Twenty-two holes were completed in the Rono area (600 metres northwest of the pit), six holes were completed immediately northwest of the pit, and seven holes were completed within the pit. Results received to date have been encouraging in all three areas.

11

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION REVIEW

KEMESS UNDERGROUND PROJECT

During the quarter, drilling commenced at Kemess East, located approximately 1 kilometre from the Kemess Underground Project. The objective of the drill program is to follow up on some encouraging results realized by Northgate Minerals Corporation in 2007. Optimization work on the feasibility study is underway and the Company is advancing a number of initiatives to improve the economics of the project.

EL CHANATE EXTENSION

On June 28, 2013, the Company entered into an option and joint venture agreement with Highvista Gold Inc., entitling the Company to earn up to a 70% interest in mineral rights along the Chanate Fault to the northwest of the El Chanate mine. Exploration activities have commenced on this project and it is anticipated that drilling will be underway shortly.

ORION EXPLORATION PROJECT

The Company and Minera Frisco S.A.B. de C.V. each hold a 50% joint venture interest in the Orion exploration project, located in the state of Nayarit, Mexico. This project includes a large land position consisting of 114,308 hectares of mineral rights that cover an extensively drilled vein deposit and numerous vein exploration targets elsewhere on the property. The parties are contemplating a 10,000 metre drill program in the second half of 2013.

LAS LAJAS PROJECT

On June 13, 2013, the Company signed an option agreement with Minera Goldzone SA de CV to acquire a 100% interest in the Las Lajas Project, a 8,145 hectare property consisting of 6 contiguous mining concessions located in southern Sonora State, Mexico. The property was acquired on the basis of the number of gold occurrences and associated geochemical anomalies over a large area in a setting favourable for mesothermal gold deposits. Field work is being initiated immediately and it is anticipated that the first drill program will take place in the fourth quarter of this year.

INVESTMENT IN RAPIER GOLD

During the first quarter of 2013, AuRico participated in the initial public offering of Rapier Gold Inc., resulting in an ownership interest of approximately 20%. Rapier Gold Inc. is an exploration company focused on the 16,000 hectare Pen Gold Project, which is approximately 75 kilometres southwest from Timmins, Ontario. A 4,360 metre drill program has intersected gold in five of the thirteen holes at readily identifiable contacts and another hole has intersected an altered rock type that is indicative of the potential for volcanogenic massive sulfides (copper zinc deposits) that are well known in the Timmins and Noranda areas.

CONSOLIDATED EXPENSES

(in thousands)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012 (1)	2013	2012	(1)
Reclamation, care and maintenance costs	$985	$1,693	$2,242	$3,836
General and administrative	$7,743	$6,707	$14,122	$15,281
Exploration and business development	$283	$273	$549	$530
Impairment charges	$98,688	$1,537	$98,688	$1,537
Finance costs	$565	$271	$1,136	$562
Foreign exchange (gain) / loss	$(8,418)	$(4,808)	$(8,566)	$5,120
Other loss / (income)	$642	$(6,240)	$(6,124)	$6,971
Equity (earnings) / loss of jointly-controlled entity	$(960)	$-	$56	$-

(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012.

Reclamation, care and maintenance costs in 2013 and 2012 were comprised of site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage. Quarter and year-to-date reclamation expense has declined from the prior period due to foreign exchange gains related to the Kemess reclamation provision, when foreign exchange losses had been recognized in the prior period. In addition, fewer care and maintenance activities in the current year at Kemess resulted in a decline in expenditures.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation costs for the quarter and year-to-date periods in 2013 were $2.1 million and $3.7 million, respectively, compared to $1.2 million and $3.1 million, respectively, in 2012. Overall, general and administrative costs for the first six months of 2013 decreased by $1.2 million over the prior year period primarily as a result of costs incurred during the first half of 2012 associated with the integration of Northgate Minerals Corporation.

12

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Year-to-date, exploration and business development fees incurred were largely consistent with the same period of 2012.

In addition to the $80.0 million impairment charge on the El Chanate mine discussed previously, the Company recognized an impairment charge on the retained interest royalty in the Australian Operations of $18.7 million, due to changes in the Company’s gold price assumptions. The retained interest royalty grants the Company an interest in future net free cash flows to be generated by the Australian Operations which were disposed of in 2012. Once the Company updated its fair value estimate for changes in gold price assumptions, the result was lower than the current carrying value of the asset and an impairment charge was recognized. During the second quarter of 2012, the Company discontinued its exploration program on the La Bandera property resulting in an impairment charge of $1.5 million.

Year-to-date finance costs increased by $0.6 million, primarily as a result of an increase in standby fees on the Company’s revolving credit facility following the repayment of the full amount drawn in December 2012. These fees are not eligible for capitalization.

Foreign exchange gains increased by $3.6 million quarter-over-quarter due to the weakening of the Canadian dollar and Mexican peso during the quarter. The weakening of these currencies result in foreign exchange gains, while the strengthening of these currencies result in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso. During the first six months of 2013, foreign exchange gains and losses changed by $13.7 million, from a loss of $5.1 million in 2012 to a gain of $8.6 million in 2013. The primary cause of the gain in the current year was the weakening of the Canadian dollar and Mexican peso, whereas the prior year loss was due primarily to the strengthening of the Mexican peso.

Quarter-over-quarter, other income decreased by $6.8 million primarily as a result of a $4.1 million unrealized loss recognized due to the change in fair value of the contingent consideration derivative asset and a smaller unrealized gain recognized as a result of the change in fair value of the option component of convertible senior notes. These decreases in other income were partially offset by an increase in other income during the current period due to unrealized losses on investments recognized in Q2 2012. Year-to-date, other income / loss changed by $13.1 million, from a loss of $7.0 million in the first six months of 2012 to income of $6.1 million in first six months of 2013 primarily as a result of a $4.2 million unrealized loss on the fair value of the option component of convertible senior notes during 2012 compared to a $11.0 million unrealized gain during 2013.

Year-to-date, the Company recognized its share of the loss relating to the Orion exploration project, which is accounted for a jointly-controlled entity using the equity method. This arrangement was agreed upon in December of 2012.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

The Mexican government is currently reviewing a proposal to introduce a mining contribution tax, which would be payable annually by all holders of productive mining concessions. The proposed tax would be calculated as 5% of pre-tax earnings as determined under Mexican income tax law, excluding certain deductions that are otherwise permitted. The mining contribution tax is expected to be deductible for the purposes of calculating Mexican income tax. If approved, the mining contribution tax would be applicable on a prospective basis, and affect future earnings generated from the Company’s operations in Mexico.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q2 2013, the Company recognized a current tax expense of $0.7 million and a deferred tax expense of $7.3 million, compared to a current tax expense of $6.0 million and a deferred tax expense of $2.5 million in Q2 2012. The decrease in current tax expense primarily resulted from the lower taxable income at the El Chanate mine. The increase in deferred tax expense primarily resulted from the weakening of the Canadian dollar relative to the US dollar, which resulted in an increase in taxable temporary differences associated with the Company's Canadian property, plant, and equipment and mining interests. This increase was partially offset by the deferred tax recovery from the ongoing amortization of property, plant and equipment and mining interests acquired as part of the acquisitions of Capital Gold Corporation and Northgate Minerals Corporation in 2011. On a year-to-date basis, the Company recognized a current tax expense of $5.5 million and a deferred tax recovery of $7.0 million, compared to a current tax expense of $12.0 million and a deferred tax recovery of $4.3 million in 2012.

13

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)

	As at	As at
	June 30	December 31
	2013	2012
(1) Current assets	$352,566	$743,654	Current assets decreased largely due to the completion of the substantial issuer bid during the year, which resulted in a cash outflow of $301.1 million (including transaction costs).

(1) Long-term assets	2,130,526	2,151,587	Long-term assets decreased largely due to impairment charges recorded during the quarter, which was partially offset by capital expenditures incurred year-to-date, primarily at Young-Davidson.

Total assets	$2,483,092	$2,895,241

Current liabilities	$100,611	$95,381	Current liabilities were largely consistent between December 31, 2012 and June 30, 2013.

Long-term financial liabilities	171,435	183,532	Long-term financial liabilities decreased due to a reduction in the fair value of the option component of convertible senior notes and lease payments during the year.

Other long-term liabilities	314,030	320,491	Other long-term liabilities were largely consistent between December 31, 2012 and June 30, 2013.

Total liabilities	$586,076	$599,404

Shareholders’ equity(1)	$1,897,016	$2,295,837

Shareholders' equity decreased primarily as a result of the completion of the substantial issuer bid during the first quarter and the net loss recognized in the first half of the year. This decrease was partially offset by dividends declared during the year.

(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

14

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Refer to the Outlook and Strategy section on page 3 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 16.

CASH FLOW

(in thousands)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Cash flow from operating activities(1)(2)	$13,875	$(4,235)	$26,974	$6,235
Cash flow used in investing activities(1)(2)	(61,645)	(68,021)	(109,752)	(173,393)
Cash flow (used in) / from financing activities(1)	(11,088)	41,678	(310,259)	69,543
Effect of foreign exchange rates on cash(1)	(649)	(1,870)	(659)	(1,797)
Decrease in cash from continuing operations	(59,507)	(32,448)	(393,696)	(99,412)
Increase in cash from discontinued operations	-	(24,660)	-	(24,007)
Total cash, beginning of period	269,212	113,133	603,401	179,444
Total cash, end of period	$209,705	$56,025	$209,705	$56,025

(1)

Exclusive of discontinued operations as cash flows from discontinued operations is presented separately in the Company's Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

Operating activities contributed cash flows of $13.9 million during Q2 2013, as compared to Q2 2012 when operating activities from continuing operations used cash of $4.2 million. The increase in operating cash flow is primarily due to cash flow contributed from Young-Davidson during the quarter and an increase in ounces sold at El Chanate, which was partially offset by a decline in realized gold prices and an increase in production costs at El Chanate during the current quarter. Year-to-date, operating activities contributed cash flows of $27.0 million during 2013, as compared to 2012 when operating activities from continuing operations contributed cash of $6.2 million. The increase in operating cash flow is primarily due to cash flow contributed from Young-Davidson during the first half of 2013, and was partially offset by a decline in year-to-date operating cash flow at El Chanate due to the reasons discussed above and due to an operating cash inflow in the first half of 2012 associated with the collection of an outstanding receivable for gold sales made at the end of December 2011. Generally, the Company collects all gold sales receivables prior to the end of a reporting period.

During the quarter, investing activities from continuing operations used cash of $61.6 million, which compared to $68.0 million used in the second quarter of 2012. The decrease in cash used in investing activities was due to lower capital expenditures during the quarter compared to Q2 2012 when the Company incurred $112.8 million in capital expenditures, including $99.8 million in capital expenditures associated with construction and development activities at Young-Davidson prior to the declaration of commercial production. Capital expenditures in Q2 2012 were offset by $44.8 million in proceeds received on the disposition of the Australian Operations. Capital expenditures in Q2 2013 of $60.3 million included $48.4 million at Young-Davidson, $11.6 million at El Chanate, and $0.3 million in exploration activities at Kemess. Year-to-date, investing activities used cash of $109.8 million compared to $173.4 million in the same period of the prior year. The decline in cash used in investing activities was due to lower capital expenditures in 2013 subsequent to the declaration of commercial production at Young-Davidson.

Financing activities used cash of $11.1 million during Q2 2013, as compared to Q2 2012 when financing activities from continuing operations contributed cash of $41.7 million as a result of $41.4 million in drawdowns on the Company’s credit facility. Q2 2013 financing cash outflows related to dividend and lease payments made during the quarter. Year-to-date, financing activities used cash of $310.3 million compared to 2012 when financing activities contributed $69.5 million. The increase in cash used is primarily due to the $301.1 million paid to complete the substantial issuer bid during Q1 2013.

In the second quarter and first six months of 2012, cash flows from discontinued operations decreased the Company’s cash balance by $24.7 million and $24.0 million, respectively.

CREDIT FACILITY

On January 31, 2013, the Company amended the revolving credit facility, which reduced the borrowing capacity from $250 million to $150 million. The credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company, and matures on April 25, 2016. No payments are due until the maturity date, which may be extended upon mutual agreement by all parties. At June 30, 2013, the Company had no amounts drawn under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $149 million available for future funding.

15

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONVERTIBLE DEBT

The Company has $167.0 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on July 29, 2013, the conversion rate is 92.6603 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.79 per common share.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at June 30, 2013 is as follows:

(in thousands)

	Total	Less than	1 – 3 years	3 – 4 years	4 – 5 years	Greater than
		1 year				5 years
Trade payables and accrued liabilities	$65,881	$65,881	$-	$-	$-	$-
Dividend payable	9,852	9,852	-	-	-	-
Current income tax liability	4,241	4,241	-	-	-	-
Debt	188,176	3,173	12,158	172,845	-	-
Equipment financing obligations	16,471	5,492	8,732	1,936	311	-
Future purchase commitments	18,228	18,228	-	-	-	-
Total	$302,849	$106,866	$20,891	$174,781	$311	$-

At June 30, 2013, the Company had entered into a forward contract to purchase Mexican Pesos. This contract was subsequently settled in July 2013 and is described below under Financial Instruments.

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at June 30, 2013:

	June 30, 2013	December 31, 2012
Authorized:

Unlimited number of common shares

Issued:

Common shares	246,855,510	282,326,547

The decline in share count between December 31, 2012 and June 30, 2013 was due to the completion of the Company’s substantial issuer bid, which resulted in the purchase and cancellation of 36,144,578 common shares worth $300 million.

16

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the common shares, stock options, deferred share units and warrants outstanding as at the date of this MD&A:

August 8, 2013
Common shares	247,102,677
Stock options	8,979,822
Deferred share units	245,729
Restricted share units	223,077
Warrants issued	835,000
257,386,305

Warrants issued are comprised of 835,000 warrants with an exercise price of CAD $9.52 that expire on October 26, 2013.

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.79 per share that could result in the issuance of 15,474,273 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts from time to time.

As at June 30, 2013, the Company had entered into one forward contract to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. Under the contract, the Company agreed to purchase 120 million Mexican pesos at a rate of 12.68 on September 20, 2013, for approximately $9.5 million. The contract had a negative fair value of $0.3 million at June 30, 2013, which was determined using forward pricing spreads in effect at the end of the reporting period. During the month of July, the Company settled this forward contract, which resulted in a realized gain of $0.3 million.

During the three and six months ended June 30, 2013, the Company recognized an unrealized loss of $0.4 million and an unrealized gain of $0.7 million, respectively, in net earnings relating to fair value adjustments on forward contracts. In addition, during the three and six months ended June 30, 2013, the Company recognized a realized losses of $0.7 million and $0.2 million, respectively, on forward contracts that settled during the period.

Forward contracts settled during the three and six months ended June 30, 2012, prior to the discontinuation of hedge accounting, resulting in losses of $1.2 million and $1.8 million, respectively. Year-to-date, the recognition of these hedging losses resulted in a $0.5 million increase in production costs, a $0.5 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.7 million increase in mining interests. All prior period hedge accounting adjustments have been included in net earnings from discontinued operations as the hedge related to the Ocampo mine.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time-to-time, contribute cash or other assets to the jointly-controlled entity. At June 30, 2013, the Company had a receivable from the jointly-controlled entity of $0.9 million.

17

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, restricted share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The purpose of the plan is to attract, retain and motivate persons of training, experience and leadership as directors, officers, employees and consultants of the Company and its subsidiaries, to advance the long-term interests of the Company by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and shareholders of the Company. For the purpose of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s interim unaudited consolidated financial statements for by-product revenues, production costs associated with unsold ounces, and production costs associated with acquisition-date fair value adjustments. The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold byproduct sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

18

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of cash cost per ounce to the unaudited condensed consolidated financial statements: (in thousands, except ounces and cash cost per gold ounce)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Production costs (1)	$39,055	$10,029	$66,930	$20,708
Refining costs	$125	$132	$250	$216
By-product revenues(2)	$(769)	$(886)	$(1,831)	$(2,000)
Inventory and other adjustments(3)	$(3,227)	$(1,736)	$(6,391)	$(3,614)
Total cash costs	$35,184	$7,539	$58,958	$15,310
Divided by gold ounces(4)	41,484	16,504	78,939	35,165
Total cash cost per gold ounce	$848	$457	$747	$435
Total cash costs (per above)	$35,184	$7,539	$58,958	$15,310
NRV adjustments(5)	$(8,004)	$-	$(8,004)	$-
Total cash costs, before NRV adjustments	$27,180	$7,539	$50,954	$15,310
Divided by gold ounces	41,484	16,504	78,939	35,165
Total cash cost per gold ounce, before
NRV adjustments	$655	$457	$645	$435
Discontinued operations - Ocampo mine, El Cubo mine, and Australian Operations
Production and refining costs(6)	$-	$50,483	$-	$122,822
Stawell by-product revenues	$-	$(257)	$-	$(541)
Co-product silver revenues(7)	$-	$(26,453)	$-	$(62,507)
Total cash costs	$-	$23,773	$-	$59,774
Divided by gold ounces sold	-	36,751	-	100,381
Total cash cost per gold ounce	$-	$647	$-	$595
Total cash costs (per above)	$-	$23,773	$-	$59,774
Ocampo NRV adjustments	$-	$(8,693)	$-	$(8,693)
Total cash costs, before NRV adjustments	$-	$15,080	$-	$51,081
Divided by gold ounces sold	-	36,751	-	100,381
Total cash cost per gold ounce, before NRV adjustments	$-	$410	$-	$509

(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

(2)

By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in Revenue from mining operations in the Company's financial statements. The total by-product silver revenues adjustments for the three and six months ended June 30, 2013 and 2012 were as follows:

El Chanate	$(719)	$(886)	$(1,608)	$(2,000)
Young-Davidson	(50)	-	(223)	-
	$(769)	$(886)	$(1,831)	$(2,000)

(3)

Inventory adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations (including $2.1 million relating to a NRV adjustment for the three and six months ended June 30, 2013) as well as the addition of production costs at Young-Davidson that are associated with unsold gold ounces. The total of these adjustments for the three and six months ended June 30, 2013 and 2012 were as follows:

El Chanate	$(3,255)	$(1,736)	$(4,131)	$(3,614)
Young-Davidson	$28	$-	$(2,260)	$-
	$(3,227)	$(1,736)	$(6,391)	$(3,614)

(4)	Gold ounces include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the three and six months ended June 30, 2013.
(5)	The total NRV adjustments recognized during the three and six months ended June 30, 2013 were as follows:

El Chanate	$(4,421)	$-	$(4,421)	$-
Young-Davidson	$(3,583)	$-	$(3,583)	$-
	$(8,004)	$-	$(8,004)	$-

(6)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012.

(7)

Co-product revenue is defined as when revenue arises from more than one primary source. The Company's El Cubo and Ocampo mines, which were disposed in 2012, recognized co-product revenue from the sale of gold and silver, which was included in Revenue from mining operations in the Company's financial statements. The total co-product silver revenue adjustments for the three and six months ended June 30, 2012 were as follows:

Ocampo	$-	$(21,345)	$-	$(47,810)
El Cubo	$-	$(5,108)	$-	$(14,697)
	$-	$(26,453)	$-	$(62,507)

19

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

The following provides a reconciliation of all-in sustaining cost per ounce to the unaudited condensed consolidated financial statements:

(in thousands, except ounces, cash costs and silver prices)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Total cash costs (see above)	$35,184	$7,539	$58,958	$15,310
General and administrative	$7,743	$6,707	$14,122	$15,281
Young-Davidson inventory adjustments	$(28)	$-	$2,260	$-
Sustaining capital expenditures(1)	$14,285	$3,634	$24,504	$7,624
Accretion and depletion of reclamation provisions	$210	$64	$421	$131
Total all-in sustaining costs	$57,394	$17,944	$100,265	$38,346
Divided by gold ounces sold(2)	41,540	16,504	80,873	35,165
All-in sustaining cost per gold ounce sold(3)	$1,382	$1,087	$1,240	$1,090
Total all-in sustaining costs (per above)	$57,394	$17,944	$100,265	$38,346
NRV adjustments	$(8,004)	$-	$(8,004)	$-
Total all-in sustaining costs, before NRV adjustments	$49,390	$17,944	$92,261	$38,346
Divided by gold ounces sold	41,540	16,504	80,873	35,165
All-in sustaining cost per gold ounce sold, before NRV adjustments	$1,189	$1,087	$1,141	$1,090

(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months ended June 30, 2013 and 2012 is calculated as follows:

Capital expenditures per cash flow statement	$60,274	$112,776	$105,778	$225,529
Less: Young-Davidson non-sustaining capital	$(37,935)	$(99,743)	$(65,135)	$(200,094)
Less: El Chanate non-sustaining capital	$(7,805)	$(6,378)	$(15,177)	$(13,600)
Less: Kemess non-sustaining capital	$(249)	$(3,021)	$(962)	$(4,211)
	$14,285	$3,634	$24,504	$7,624

(2)	Gold ounces include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine for the three and six months ended June 30, 2013 and 2012.
(3)	The non-GAAP measure all-in sustaining cash cost per gold ounce is calculated for continuing operations only. Discontinued operations are excluded for the three and six months ended June 30, 2012.

Non-sustaining capital expenditures include underground shaft and mine development and the paste backfill plant at Young-Davidson as well as the south-east open pit expansion and exploration expenditures at El Chanate.

20

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

The following is a reconciliation of net free cash flow to the unaudited condensed consolidated financial statements:

(in thousands)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Operating cash flow from continuing operations(1)(2)	$13,875	$(4,235)	$26,974	$6,235
Less: Capital expenditures of continuing operations(1)(2)	$(60,274)	$(112,776)	$(105,778)	$(225,529)
Net free cash flow from continuing operations	$(46,399)	$(117,011)	$(78,804)	$(219,294)
Operating cash flow from discontinued operations	$-	$16,767	$-	$70,191
Less: Capital expenditures of discontinued operations	$-	$(38,942)	$-	$(90,520)
Net free cash flow from discontinued operations	$-	$(22,175)	$-	$(20,329)
Operating cash flow(2)	$13,875	$12,532	$26,974	$76,426
Less: Capital expenditures(2)	$(60,274)	$(151,718)	$(105,778)	$(316,049)
Net free cash flow	$(46,399)	$(139,186)	$(78,804)	$(239,623)

(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. There were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general, during the first six months of 2013. For details of these additional risk factors, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2012, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the three and six months ended June 30, 2013 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2012. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2012, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the condensed consolidated financial statements for the three and six months ended June 30, 2013 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2012, with the exception of the following accounting policies adopted on January 1, 2013:

21

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method previously used by the Company. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012.

The adoption of this interpretation has resulted in an increase of $3.3 million in inventory, an increase of $3.3 million in long-term inventory, a decline of $8.6 million in property, plant and equipment & mining interests and an increase of $2.0 million in the deficit in the Company’s Consolidated Balance Sheets for the year ended December 31, 2012. The adoption of this interpretation also resulted in an increase of $2.0 million in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the three and six months ending June 30, 2012, the adoption of this interpretation has increased the Company’s production costs by $0.4 million and $0.5 million, respectively, in the Condensed Consolidated Statements of Operations, which did not have an impact on basic or diluted earnings per share. For the three and six months ending June 30, 2013, the adoption of this interpretation has decreased expenditures on property, plant and equipment, mining interests and intangible assets by $1.7 million and $2.9 million, respectively, and decreased the change in non-cash operating working capital by $1.3 million and $2.4 million, respectively, in the Condensed Consolidated Statements of Cash Flows.

Other standards and amendments

The Company also adopted other accounting standards and amendments to accounting standards which did not have an impact on the Company’s financial results for the periods ending June 30, 2013 and 2012. Further details on these new standards and amendments are provided in note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

For a discussion of recent accounting pronouncements that may impact the Company in future periods, refer to note 3(b) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

CONTROLS AND PROCEDURES

At the end of the second quarter of 2013, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting provide reasonable assurance that they were effective as of June 30, 2013, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the six months ended June 30, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

22

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011
Gold ounces produced(1)	38,186	38,441	43,603	43,181	55,828	80,873	72,141	45,686
Silver ounces produced(1)	-	-	301,951	478,497	1,091,092	1,112,384	1,109,114	1,373,434
Gold ounces sold(1)	41,540	39,333	45,385	36,804	53,255	82,291	70,132	40,779
Silver ounces sold(1)	-	-	313,575	492,335	909,960	1,091,884	1,174,644	1,092,859
Average realized gold price	$1,369	$1,627	$1,721	$1,664	$1,616	$1,700	$1,672	$1,704
Average realized silver price	$-	$-	$32.79	$29.87	$29.07	$33.02	$30.98	$38.15
Cash costs per gold ounce, before NRV adjustments(1)(2)(3)(5)	$655	$635	$624	$427	$425	$532	$375	$(240)
Cash costs per gold ounce(1)(2)(3)(5)	$848	$635	$753	$340	$588	$532	$375	$(240)
Revenue from mining operations(1)	$57,660	$64,885	$63,119	$39,772	$27,458	$33,273	$29,696	$29,127
Production costs(1)(2)(4)	$39,055	$27,875	$26,271	$14,620	$10,029	$10,679	$9,124	$10,707
Earnings / (loss) from operations(1)(2)	$(103,674)	$17,515	$(113,929)	$3,678	$4,328	$9,039	$(3,761)	$8,470
Net earnings / (loss) from continuing operations(2)	$(103,491)	$18,274	$(135,142)	$42,321	$6,640	$(13,598)	$23,027	$20,626
Net earnings / (loss) from discontinued operations	$-	$-	$108,977	$(7,781)	$15,043	$14,813	$54,909	$41,988
Total net earnings / (loss)(2)	$(103,491)	$18,274	$(26,165)	$34,540	$21,683	$1,215	$77,936	$62,614
Net earnings / (loss) per share from continuing operations, basic(2)	$(0.42)	$0.07	$(0.48)	$0.15	$0.03	$(0.05)	$0.09	$0.12
Net earnings / (loss) per share from discontinued operations, basic	$-	$-	$0.39	$(0.03)	$0.05	$0.05	$0.22	$0.24
Total earnings / (loss) per share, basic(2)	$(0.42)	$0.07	$(0.09)	$0.12	$0.08	$-	$0.31	$0.36
Net earnings / (loss) per share from continuing operations, diluted(2)	$(0.42)	$0.04	$(0.48)	$0.10	$(0.01)	$(0.05)	$-	$0.12
Net earnings / (loss) per share from discontinued operations, diluted	$-	$-	$0.39	$(0.03)	$0.05	$0.05	$0.21	$0.24
Total earnings / (loss) per share, diluted(2)	$(0.42)	$0.04	$(0.09)	$0.07	$0.04	$-	$0.21	$0.36
Operating cash flow from continuing operations(2)	$13,875	$13,099	$(7,813)	$(5,653)	$(4,235)	$10,470	$(12,032)	$8,976
Operating cash flow from discontinued operations	$-	$-	$(528)	$9,408	$16,767	$53,424	$54,109	$42,737
Total operating cash flow(2)	$13,875	$13,099	$(8,341)	$3,755	$12,532	$63,894	$42,077	$51,713
Net free cash flow from continuing operations(2)(3)	$(46,399)	$(32,405)	$(66,340)	$(83,097)	$(117,011)	$(102,283)	$(105,891)	$1,118
Net free cash flow from discontinued operations(3)	$-	$-	$(23,784)	$(20,336)	$(22,175)	$1,846	$2,049	$11,133
Total net free cash flow(2)(3)	$(46,399)	$(32,405)	$(90,124)	$(103,433)	$(139,186)	$(100,437)	$(103,842)	$12,251

(1)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 or note 3(a) to the condensed consolidated financial statements for the three and six months ended June 30, 2013.

(3)	See the Non-GAAP Measures section on page 18.
(4)	Production costs do not include amortization and depletion or refining costs.
(5)	Gold ounces include ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine, for the three and six months ended June 30, 2013 and 2012.

23

2013 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured", "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2013). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this MD&A constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic, competitive and other uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with respect to the future potential of the Kemess project, uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results, dividend policy, development and operating plans and other elements of our business and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

24